LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 8, 2024

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226

Dear Ms. Hamilton:

This letter responds to comments you provided telephonically on February 7, 2024 in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings filed by the Trust and its series. Specifically, this letter responds to comments pertaining to the Annual Shareholder Report on Form N-CSR for the series listed below (each, a “Fund” and collectively, the “Funds”) for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2023. Following the list of Funds is each Staff comment followed by the Trust’s response to such comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

Series Identifier	Fund Name	Fiscal Year End
S000068068	TrueShares Technology, AI & Deep Learning ETF	12/31/2022
S000068069	TrueShares ESG Active Opportunities ETF	12/31/2022
S000068433	TrueShares Structured Outcome (January) ETF	12/31/2022
S000068434	TrueShares Structured Outcome (October) ETF	12/31/2022
S000068435	TrueShares Structured Outcome (November) ETF	12/31/2022
S000068436	TrueShares Structured Outcome (December) ETF	12/31/2022
S000068437	TrueShares Structured Outcome (February) ETF	12/31/2022
S000068438	TrueShares Structured Outcome (March) ETF	12/31/2022
S000068439	TrueShares Structured Outcome (April) ETF	12/31/2022
S000068440	TrueShares Structured Outcome (May) ETF	12/31/2022
S000068441	TrueShares Structured Outcome (June) ETF	12/31/2022
S000068442	TrueShares Structured Outcome (July) ETF	12/31/2022
S000068443	TrueShares Structured Outcome (August) ETF	12/31/2022
S000068444	TrueShares Structured Outcome (September) ETF	12/31/2022
S000070814	TrueShares Low Volatility Equity Income ETF	12/31/2022
S000074873	RiverNorth Patriot ETF	12/31/2022
S000076705	RiverNorth Enhanced Pre-Merger SPAC ETF	12/31/2022
S000078930	TrueShares Eagle Global Renewable Energy Income ETF	12/31/2022

Comment 1.The Staff notes the Funds operate with a unitary Fee structure whereby the Funds’ investment adviser, TrueMark Investments, LLC (the “Adviser”) is responsible for the payment of Fund expenses owed to other service providers. Please supplementally (i)

confirm the Adviser is current with respect to all payments owed to Fund service providers and (ii) indicate whether the Trust’s service agreements, as filed with the Commission contractually obligate the Funds to pay such service providers.

Response:    To the Trust’s knowledge, the Adviser is currently in good standing with all of the Funds’ service providers. The Trust’s service agreements, as filed with the Commission, contractually obligate the Funds subject to such agreement to pay the applicable service providers. However, the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Funds, expressly obligates the Adviser to pay all but certain specified fees on behalf of the Funds.

Comment 2.Please confirm the Funds’ compliance with Rule 2a-5 of the 1940 Act.

Response:    The Trust confirms supplementally that valuation of the Funds’ investments is performed in accordance with Rule 2a-5 under the 1940 Act.

Comment 3.The Commission notes that the Form N-CEN filed for the period ended December 31, 2022 indicated reliance on Rule 6c-11 under the 1940 Act in response to Item C.7.k. Please supplementally provide the website link or instructions for providing required information under Rule 6c-11.

Response:    The information required under Rule 6c-11 can be found at the Funds’ website at the following link: www.true-shares.com.

Comment 4.Going forward, the management discussion of fund performance (“MDFP”) for all Funds should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the market factors and the investment strategy and techniques used by the Investment Adviser. Please refer to Item 27(b)(7) of Form N-1A.

Response:     The Trust acknowledged the Staff’s comment and will enhance the discussion in future reports as requested.

Comment 5.With respect to the TrueShares Technology, AI & Deep Learning ETF, the MDFP indicates that the Fund experienced negative performance relative to the NASDAQ Composite Total Return Index. Going forward, please discuss the performance of the Fund, the Fund’s benchmark, and why the Fund performed better or worse than the benchmark index citing securities or strategies that contributed to the Fund’s performance. Please also apply this comment to all Funds.

Response:    The Trust acknowledged the Staff’s comment and will include enhanced discussion in future reports as requested.

Comment 6.With respect to the TrueShares ESG Active Opportunities ETF, the MDFP indicates that the Fund “generally tracked” the S&P 500 Total Return Index, but looking at the annualized total returns table the Fund had a -22.61% return versus -18.11% for the S&P 500 Total Return Index. Please supplementally explain how the statement that the Fund “generally tracked” the performance of the S&P 500 Total Return Index is consistent with the fact that the Fund underperformed the Index.

Response:    The Adviser has explained to the Trust that use of the phrase “generally tracked” in this context was based on the fact that the Fund experienced high correlation with the S&P 500 Total Return Index (approximately 98%) throughout the calendar year 2022. The Adviser has noted that more specific language will be used in future reports to provide additional clarity.

Comment 7.With respect to the Structured Outcome ETFs, the Funds had exposure to derivatives during the fiscal year ended December 31, 2022, yet the MDFP does not discuss the effect of the derivatives on the performance of the Funds. If the performance was materially affected by a Fund’s use of derivatives, it should be discussed in the MDFP. Please explain why no discussion was included in the December 31, 2022 annual report, and include this discussion going forward.

Response:    The Trust responds by respectfully noting that the following discussion with respect to the use of derivatives in the form of put options and call options was included in the MDFP section of the December 31, 2022 Annual Report for the Structured Outcome ETFs:

“The second largest contributing factor has been the level of volatility, and more specifically the relationship between the Implied Volatility in the put options the strategy has sold and the call options the strategy has purchased. This factor and relationship dictates the participation ratio which subsequently determines the “upside capture” of the series. The actual volatility profile of each series is lower than the benchmark (S&P 500 Index) - this is intentional and expected in the majority of environments as the structure is designed to deliver this feature - and 2022 exemplified this dynamic. The design of the structures has met our expectations, and as the TrueShares’ subadvisor we continue to have confidence in the structural design of the strategy and its ability to deliver a consistent “Structured Outcome”, while striving to simultaneously deliver superior risk-adjusted returns as compared with other like funds or ETFs.”

The Funds will also include the discussion as requested in future reports.

Comment 8.With respect to the RiverNorth Patriot ETF, the Fund held REITs. Please consider adding disclosure in the Notes to the Financial Statements to state that “the distributions received from REITs may be classified as dividends, capital gains, or return of capital.”

Response:    The Trust confirms that, when REITs are held during future periods, the Notes to Financial Statements will include the suggested disclosure.

Comment 9.The Staff notes the TrueShares Structured Outcome (December) ETF and TrueShares Structured Outcome (January) ETF, held a significant amount of assets in the First American Treasury Obligations Fund (46% and 112%, respectively). Please provide disclosure in future financial statements informing shareholders how they may obtain a copy of the underlying fund’s financial statements. Please also supplementally confirm whether each Fund’s investment in the underlying fund is consistent with the Fund's principal strategies, principal risks and investment policies.

Response:    To the extent a Fund holds a significant amount of its assets in this or a similar underlying fund in future periods, the Trust undertakes to include the requested disclosure. Further, the Trust confirms that the Funds’ investment in the First American Treasury Obligations Fund is consistent with each Fund’s principal investment strategies, risks and investment policies disclosed in the Funds’ registration statement, which indicate that the Funds expect to invest in U.S. Treasury bonds as part of their principal strategies and provide a discussion of the related risks.

Comment 10.The Commission notes that multiple funds have been identified in the registration statement or annual report as having been designated as non-diversified funds but appear to be operating as diversified. If a Fund has been operating more than three consecutive years as diversified, please confirm the Funds will obtain shareholder approval before reporting as non-diversified pursuant to Rule 13a-1 of the 1940 act.

Response:    The Trust responds that any Fund that has consistently operated for more than three consecutive years as diversified will obtain shareholder approval before investing in a non-diversified manner, pursuant to Rule 13a-1 of the 1940 Act.

Comment 11.With respect to the TrueShares Eagle Global Renewable Energy Income ETF, in future reports please include all disclosure required for restricted securities pursuant to Regulation S-X 12-12.

Response:    The Trust responds that, to the extent a Fund holds restricted securities during a reporting period, future reports will include all disclosures required pursuant to Regulation S-X 12-12.

Comment 12.With respect to the RiverNorth Enhanced Pre-Merger SPAC ETF, per the latest summary prospectus dated April 30, 2023, the principal investment strategy indicates that under normal market conditions, the Fund seeks to achieve its investment objective by investing primarily in units made up of common stock, warrants and rights of U.S.-listed [emphasis added] special purpose acquisition companies (“SPACs”). We further noted that 33.2% of the Fund’s SPAC investments are in the Cayman Islands. Please supplementally explain how this aligns with the statement that the Fund will, under normal market conditions, invest in U.S.-listed SPACs.

Response:    The Trust responds by explaining supplementally that a separate paragraph in the discussion of the Fund’s principal investment strategies in its Prospectus states that the “...investment universe for the Fund will be all Pre-Combination SPACs and their rights and warrants. Such SPACs may be formed, operated and listed in the U.S. or outside of the U.S.,” which provides the basis for the Fund’s significant holdings in SPACs listed in the Cayman Islands. The Trust acknowledges the Staff’s point, however, and will undertake to revise the disclosure indicated in the Staff’s comment to include both U.S.- and non-U.S.-listed SPACs.

Comment 13.With respect to the registration statement for the TrueShares Eagle Global Renewable Energy Income ETF, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world in reference to the term “global” included in the Fund’s name.

Response:    In support of the reference to “global” in its name, the Fund has adopted a policy, as stated in its Prospectus, to invest at least 40% of its assets in the securities of issuers that are tied economically to a number of countries throughout the world. Examples of economic ties include a company that is organized in a country or that conducts the majority of its operations in a country.

Comment 14.According to the Statement of Changes, the following Funds had a return of capital distribution: TrueShares Low Volatility Equity Income ETF, TrueShares Eagle Global Renewable Energy Income ETF and RiverNorth Patriot ETF. Please confirm there is no reference to yield or dividend when describing distributions that may contain a return of capital distribution in the marketing materials, financial statement disclosure or website disclosures. These terms may be misinterpreted as income (see AICPA Audit Risk Alert Investment Companies Industry Development Form 2008 & 2009 – paragraph 26 “Marketing Materials”).

Response:    The Trust will ensure the Funds’ financial statement disclosures do not contain references to yield or dividend when describing distributions that contain a return of capital. The Trust will coordinate with the Funds’ Distributor so that it can ensure the Funds’ marketing materials and website disclosures similarly do not contain references to yield or dividend when describing distributions that contain a return of capital.

Comment 15.Please confirm that the TrueShares Low Volatility Equity Income ETF, TrueShares Eagle Global Renewable Energy Income ETF, and RiverNorth Patriot ETF have complied with the shareholder notice requirements regarding return of capital distributions, pursuant to Section 19(a) of the 1940 Act (see IM Dear CFO letter 2019-02).

Response:    The Trust confirms the Funds have complied with the shareholder notice requirements regarding return of capital distributions.

*	*	*

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact the undersigned at (414) 516-1692.

Sincerely,

/s/ Rachel A. Spearo
Rachel A. Spearo
Secretary